BofA Funds Series Trust

100 Federal Street

Boston, MA 02110

April 9, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:                             BofA Funds Series Trust (the “Registrant”)

Registration Nos. 33-163352; 811-22357

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on February 24, 2014 in connection with the annual shareholder reports for the period ended August 31, 2013 included in the Form N-CSR filed on October 30, 2013 by the above-referenced Registrant for its series (each a “Fund” and collectively, the “Funds”).  These comments are set forth below, each of which is followed by our response.

Comment 1:

For a number of state-specific Funds (BofA Connecticut Municipal Reserves, BofA Massachusetts Municipal Reserves, BofA California Tax-Exempt Reserves and BofA New York Tax-Exempt Reserves) (the “State-Specific Funds”), the Investment Portfolio section includes a certain amount of holdings of Puerto Rican securities (“PRS”) in each State-Specific Fund. Please confirm: (i) whether holdings of PRS comply with Rule 2a-7, and whether PRS are first tier securities; and (ii) whether any additional disclosures may need to be made in the Funds’ prospectuses and SAI specifically addressing investments in PRS or securities of other U. S. Territories as an investment strategy.

Response 1:

(i)                                     The Registrant confirms that each State-Specific Fund’s investments in PRS comply with Rule 2a-7 and that the PRS are “first-tier” securities under Rule 2a-7.  We would also emphasize that the PRS in the State-Specific Funds are all subject to a guarantee from a third party (e.g., a letter of credit or liquidity facility), such that there is no singular exposure to

Puerto Rico credit.  The Funds treat the third party as the issuer of the security and rely on its creditworthiness in determining the eligibility of these securities for purchase under Rule 2a-7.

(ii)                                  The Registrant believes that the current disclosure in the State-Specific Funds’ prospectuses is appropriate and adequately addresses a possibility of investing in securities other than securities issued by or on behalf of each respective state, including investments in securities of U.S. Territories.  In particular, each of the State-Specific Funds’ prospectuses includes the following disclosure under the section entitled “Investment Objective — Principal Investment Strategies” (with the only variation being the identity of the state): “The Fund invests in high-quality money market instruments.  The Fund invests at least 80% of its net assets in securities that pay interest exempt from federal income tax and Connecticut state income tax on individuals, trusts and estates.  These securities are issued by or on behalf of the State of Connecticut, its political subdivisions, agencies, instrumentalities and authorities, and other qualified issuers that may include issuers located outside of Connecticut.” (emphasis added).  In light of the fact that the PRS pay interest exempt from federal income tax and the applicable state income tax, the Registrant believes that the investments in PRS are consistent with existing disclosure and that each of the State-Specific Funds are in compliance with the investment strategies described in their prospectuses.

Notwithstanding the foregoing, to address the Staff’s comment, the Registrant intends to enhance the current disclosure by including further disclosure in its Statement of Additional Information specifically identifying the Funds’ ability to invest in issuances of U.S. Territories.

Comment 2:

Some of the Funds hold investments in certain closed-end fund securities.  Please explain why the Fees and Expenses table in each of the respective Funds’ prospectuses does not include a line item for the Acquired Fund Fees and Expenses.

Response 2:

The Funds’ holdings in closed-end funds consist only of debt interests (i.e., variable rate demand preferred shares) and not equity interests.  As such, in accordance with SEC Staff guidance, the Funds need not include pro rata portion of the cumulative expenses charged by the closed-end funds in the Fees and Expenses Table.  Please refer to “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” (May 23, 2007) (available at http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm).

Comment 3:

For BofA Treasury Reserves, please explain (i) why the amount of interest receivable at the year-end in the Statement of Assets and Liabilities ($13,952,889) is higher than the amount of interest on income earned in the Statement of Operations ($12,114,019), and (ii) confirm whether interest receivable is deemed collectable or some of it is non-collectable and would need to be written off.

Response 3:

(i)                                     The actual interest income for the fiscal year ended August 31, 2013 was in excess of $48 million (which is a higher amount than the $13,952,889 of the Interest Receivable reported in the Statement of Assets and Liabilities). However, it was offset with a large amortization of market premium as reflected in the table below, and this net amount was included in the Statement of Operations.  The receivable at the end of the Fund’s fiscal year ($13,952,889) is proportionate with annual interest income ($48,119,910) given that the securities within the portfolio pay interest both quarterly and semi-annually.

Treasury Reserves Income - FYE 8.31.13

Interest Income	$48,119,910
Market Premium	(36,100,145)
Market Discount	29,448
OID	60,220
Treasury Fail Income	4,254
Miscellaneous Income	333
Total:	$12,114,019

(ii)                                  The Registrant hereby confirms that the interest receivable amount, which for the most part consists of securities that pay interest semi-annually, was all collectable and had been collected in full.

We hope that these responses adequately address your concerns.  The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Form N-CSR filing that is the subject of this letter.  The Registrant acknowledges that staff comments or, as applicable, changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert staff comments as a defense of any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to call me at 862-803-9007.

Sincerely,

/s/ Marina Belaya

Marina Belaya
Secretary
BofA Funds Series Trust